Exhibit 99.2

LETTER TO SHAREHOLDERS WHO ARE RECORD

HOLDERS

DCB Financial Corp

110 Riverbend Avenue

Lewis Center, Ohio 43035

            , 2012

Dear Shareholder:

Enclosed are materials relating to a rights offering by DCB Financial Corp (“we,” “us,” “our,” or the “Company”), including a prospectus dated             , 2012, (the “Prospectus”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase the Company’s common shares only during a limited period. Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers Relating to the Rights Offering” in the Prospectus. Any prospective purchaser of the Company’s common shares pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company. The exercise of subscription rights is irrevocable.

Summary of the Terms of the Rights Offering

We will distribute to each holder of our common shares as of 5:00 p.m. Eastern Time,             , 2012, at no charge, one non-transferable subscription right for every three common shares owned as of that date. The total number of shares available to all shareholders as a group upon exercise of these subscription rights is 1,307,799. The subscription rights will be evidenced by subscription certificates, which we also refer to as rights certificates.

These rights certificates are non-transferable.

The subscription rights give our shareholders the opportunity to purchase our common stock for $3.80 per share. Each subscription right includes a basic subscription right and an over-subscription privilege. Under the basic subscription right, for every three (3) shares of common stock that you own as of the record date, you will be entitled to purchase one (1) share of common stock at the subscription price of $3.80 per share. The over-subscription privilege of each subscription right entitles you, if you have fully exercised your basic subscription right, to request to purchase any portion of the shares not purchased by other shareholders through the exercise of their respective basic subscription rights. If sufficient common shares are available, we will honor the over-subscription requests in full. If, however, over-subscription requests exceed the number of common shares available for sale in the rights offering, we will allocate the available common shares pro rata among each shareholder exercising their over-subscription privilege in proportion to the number of common shares subscribed for by each such shareholder under their basic subscription right relative to the number of common shares subscribed for by all shareholders exercising their over-subscription privilege under their basic subscription right. If this pro rata allocation results in any shareholder receiving a greater number of common shares than the shareholder subscribed for pursuant to the exercise of their over-subscription privilege, then such shareholder will be allocated only that number of shares for which such shareholder over-subscribed, and the remaining common shares will be allocated among all other shareholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all common shares have been allocated or all over-subscription requests have been satisfied.

In order to properly exercise your over- subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of our common shares that may be available to you (i.e., for the maximum number of our common shares available to you, assuming you fully exercise your basic subscription right and are allotted the full amount of your over-subscription as elected by you). We can provide no assurance that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will not be able to satisfy your exercise of the over-subscription privilege if all of our shareholders exercise their basic subscription rights in full, and we will only honor an over-subscription privilege to the extent a sufficient amount of common shares are available following the exercise of subscription rights under the basic subscription rights. The number of common shares you may purchase is also subject to regulatory limitations. For more information, see the discussion under the heading “The Rights Offering—Regulatory Limitations” in the Prospectus.

You are not required to exercise any or all of your subscription rights.

The certificates representing the shares issued upon exercise of the subscription rights will be sent promptly after the expiration date of the rights offering, which is at 5:00 p.m. Eastern Time on            , 2012, unless the rights offering is extended, and after all pro rata allocations and adjustments have been completed.

You must properly complete the enclosed rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent, Broadridge Corporate Issuer Solutions Inc., before 5:00 p.m., Eastern Time, on             , 2012, unless the expiration date is extended. If you send your rights certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest.

The subscription rights will expire after the expiration date of the rights offering, and the subscription rights will have no value and any attempt to exercise a subscription right after the expiration date will be null and void. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents or payment for the subscription price relating to your exercise after the rights offering expires, regardless of when you transmitted the documents. See “The Rights Offering— Expiration Time” in the Prospectus.

If you have any questions concerning the rights offering, please contact the subscription agent, Broadridge Corporate Issuer Solutions, Inc, Attn: Re-Organization Department, 1981 Marcus Avenue, Suite 100, Lake Success, NY 11042, by telephone at 1-800-733-1121 (toll-free) or by email at                     .

Sincerely,

Ronald J. Seiffert
President and Chief Executive Officer
DCB Financial Corp